FINANCING AGREEMENT
"OUTLAW POSSE" aka
"OUTLAWS"

This Agreement (this "**Agreement**") dated as of September 7, 2022 (the "**Effective Date**"), is made by and between Diamond Films Productions LLC (the "**Financier**"), on the one hand, and Good Works Film LLC, a California Limited Liability Company ("**Company**") on the other hand, for the purpose of Financier providing a portion of the financing for the proposed feature-length theatrical motion picture with a budget of not more than Five Million Three Hundred and Seventy Thousand United States Dollars (US$5,370,000) (a copy of the current complete line item budget is attached hereto as Exhibit C) currently entitled "Outlaw Posse" (the "**Picture**"), based upon the screenplay written by Mario Van Peebles dated August 31, 2022 (the "**Screenplay**"), and to be produced by Company. There may be no material changes to the Screenplay which impact Temmel's Role as set forth in Paragraph 6 below without Financier's prior written approval (not to be unreasonably withheld or delayed) and the budget will not exceed the amount of what is set forth in Exhibit C without Financier's prior written approval (not to be unreasonably withheld or delayed). In consideration of the mutual agreements herein, and for other good and valuable consideration, as set forth hereinbelow, Financier and Company (the "**Parties**") agree as follows:

  WHEREAS, Company is the owner of all rights and interest in and to the Screenplay;

  WHEREAS Company has confirmed a minimum guarantee from Quiver Distribution in connection with the Picture pursuant to that certain Quiver Pre-Buy Distribution Agreement as amended (the "**Quiver Agreement**") attached hereto as "Exhibit A" in the amount of Three Million dollars ($3,200,000).

  WHEREAS Company intends to secure a Montana Film Office tax credit (the "**Tax Credit**") of approximately 17%-22% of the approved production budget for the Picture (the "**Budget**") attached hereto as "Exhibit C," and a Montana state film grant in the range of Seventy-Five to One Hundred-Fifty Thousand Dollars ($75,000-$150,000) as well as a brand integration investment of approximately Three Hundred Thousand dollars ($300,000) such amounts to be advanced by Konwiser Brothers Media ("Konwiser") and Iris Indie International ("Iris") pursuant to the terms of that certain letter of commitment dated as of August 2, 2022 (the "Commitment Letter") attached hereto as "Exhibit D" ;

  WHEREAS, the Company shall commence production of the Picture on/about (i.e., two weeks either before or after) September 23, 2022 in Bozeman Montana & Los Angeles, California;

  WHEREAS, Financier shall enter into this Agreement which sets forth the Investment (as defined hereinbelow); and

  NOW THEREFORE, in addition to and in consideration of the foregoing recitals, all of which are deemed incorporated and made part of this Agreement and the rights conferred upon Financier hereunder, the Parties acknowledge and agree to the following terms and conditions in connection with the Investment:

1.   The Picture: Company represents that Company shall use all funds to be provided by Financier solely in connection with the production of the Picture which shall be a feature-length motion picture currently entitled "Outlaws", to be written and directed by Mario Van Peebles, to star Mario Van Peebles to be shot in 4k or 3.4 Raw color in the English language on digital video and delivered in high definition, to be capable of being projected with an aspect ratio of 1:1:85 or 1:2:35 with no hard matte, to be delivered with a running time of between 85 and 110 minutes (inclusive of main and end titles), and to be capable of receiving an MPA rating no more restrictive than "R".

2.   Investment: Financier shall invest Seven Hundred and Fifty Thousand United States Dollars (US$750,000) (the "**Investment**") in the Picture, which shall be payable within five (5) business days of the complete execution hereof and the provision of insurance certificates naming Financier as an additional insured and loss payee on Company's commercial general liability and errors and omissions insurance and all of the following conditions being satisfied as confirmed by Financier (or its legal counsel) in writing: Financier's receipt and written approval of the complete chain of title for the Picture, the Budget, the Schedule and the Screenplay, Financier's receipt of certificates of insurance naming Financier as an additional insured and loss payee on Company's commercial general liability and errors and omissions insurance, Company furnishing written confirmation and providing Financier with back-up supporting documentation that the complete amount of the Budget has been raised in its entirety, including without limitation the closing of the senior loan and tax credit loan (if applicable) and that the Budget includes, *inter alia,* adequate resources to obtain customary commercial general liability insurance and errors and omissions insurance and all delivery items to be able to completely deliver the Picture (including music licenses) to the distributor of the Picture, Financier's written confirmation that it has been provided with a security interest in second position to the senior lender in connection with the Picture (i.e., Media Services) Financier has approved in writing Company's plan on how it will pay all guild residuals in connection with the Picture.

3.   Investment Return: Financier is granted participation in the Production as follows:

a. Recoupment of Funds. Financier shall be paid back from the first dollars received by Company pursuant to the recoupment waterfall attached hereto as Exhibit "D" to the Agreement and incorporated herein by reference. There will be no Company overhead, administrative and/or supervisory fees of any kind hereunder payable to Company and any of its affiliated individuals and entities. Financier will be entitled to recoup the amount of 120% of its Investment All gross receipts including without limitation all monies received into the collection account from any "soft money" revenues including but not necessarily limited to the Tax Credit and, if any, brand integration investments. Financier shall have the right to audit the books and records of Company for a period of not less than seven (7) years from the initial release of the Picture in any media and Company agrees to keep books and records in Los Angeles, California for not less than seven (7) years from the initial release of the Picture in any media. Financier will provide Company with reasonable advance written notice, during reasonable business hours at the regular place of business of Company where such books and records are maintained not more than once in any twelve (12) month period by a certified public accountant with experience in the entertainment industry audits. Such audit shall be conducted on Financier's behalf and at Financier's expense by Financier's designee; provided, however, in the event there is an underpayment of ten percent (10%) or more to Financier then Company will pay the cost of the audit within ten (10) days of Financier's request therefor. Company will establish a collection account for the Picture with either Fintage or Freeway acting as the collection account manager and will enter into a collection account management agreement ("**CAMA**") for the Picture, which process to establish the CAMA shall be finalized prior to completion of principal photography of the Picture. Financier will be a party to the CAMA which is of the essence of this Agreement. Company will irrevocably direct all proceeds from the exploitation of the Picture and all allied and ancillary rights thereto and all brand integration proceeds, and state grants (other than the amounts paid as reimbursement pursuant to the Commitment Letter) tax incentives, grants, subsidies and any other movies payable in connection with the Picture from any source to the collection account for the Picture (such payment direction is of the essence of this Agreement). Company will make any and all above-the-line unions party to the CAMA in the customary position the guilds require to ensure the payment of residuals.

b. "Deferment Corridor" shall mean all revenues received by Production Company pursuant to Section 8d of the Quiver Agreement.

c. Distribution of Net Profits. Financier shall be entitled to receive fifteen percent (15%) of (100%) of the Company's Net Profits.

d. Financier shall be entitled to a no less favorable definition of "Net Profits" or other form of profit participation than those accorded to others providing monies to Company. No other investor shall be entitled to more favorable pro rata financial terms for their investments under any agreement between the parties than those accorded to Financier.

4. Representations, Warranties and Covenants:

a. Company representations and warranties:

b. Financier shall have a meaningful consultation right to any material changes to the Screenplay;

c. The Parties shall mutually approve any substantial or material changes to the Budget;

d. Company will use its best efforts to complete the Picture, including principal photography, post-production, and the final delivery, in alignment with the Quiver Distribution Agreement; and that it shall have sufficient funds to complete the Picture.

e. Company represents that has all right, title, and interest (including all copyrights and other intellectual property rights) in and to the Picture and the Screenplay and shall establish ownership of all copyrights and trademarks relating to the Picture and ownership and control of the negative; and further that as a condition of any investment by Financier, Company shall provide all copies establishing chain of title in the Screenplay and Picture as a condition to be completed prior to funding the Investment.

f. Company shall have procured an Errors and Omissions insurance policy and other related insurance policies and Financier shall be named as an additional insured on such policies; and further shall provide Financier a copy of such application;

g. Company represents that there are no "first position" deferments and that none will be permitted in compliance with section 3(a) above.

h. Company will reasonably provide Financier on-going information with respect to all aspects of production, post-production, marketing, and distribution of the Picture.

i. Financier representations and warranties:

(a) Financier is properly able to evaluate the proposed business of the Company and the inherent risks therein.

(b) Financier has reviewed with Financier's own tax advisor(s) and/or attorney(s), to the extent Financier considers it prudent or relevant, the consequences of this investment and the transaction contemplated by this Agreement and is relying solely on such advisors and not on any statements or representations of the Company in connection therewith, other than as provided for herein. Financier understands that Financier, and not the Company, shall be solely responsible for Financier's own tax liability that may arise as a result of this investment or the transactions contemplated by this Agreement.

(c) Financier is a sophisticated investor familiar with the types of risks inherent in an investment of the nature hereof, and has such business or financial experience that Financier is capable of protecting his own interests in connection with the investment of the Investment.

(d) Financier acknowledges that neither the Company nor any person or entity acting on behalf of the Company has offered the opportunity to invest herein by means of any form of general solicitation or advertising, including without limitation, (i) any advertisement, article, notice or other communication published in any newspaper, magazine or similar media, or broadcast over television or radio, or (ii) any seminar or meeting whose attendees have been invited by any general solicitation or general advertising.
(e) Without waiver of any of Financier's rights in the event of a breach of this Agreement by Company, Financier is able to bear the substantial economic risks of the investment in the Investment being made by him and can afford to maintain the investment for an indefinite period of time without realizing any direct or indirect cash return, and at the present time the Financier could afford a complete loss of such investment.

(f) Financier understands that this is a speculative investment and involves a high degree of risk; and the Company has no financial or operating history.

(g) Financier is fully aware that in agreeing to enter into this Agreement, the Company is relying upon the truth and accuracy of the representations and warranties of Financier made herein.

5. Credits: If Financier is not in uncured material breach of the this Agreement and has provided the Investment to Company hereunder, Financier shall be accorded: a Diamond Film Productions animated logo credit at the beginning of the Picture subsequent only to the distributor's animated logo credit, a "Diamond Films Productions Presentations " credit immediately subsequent to the "Presentation" credit(s) in first position but shared with Iris Indie International and Konwiser Brothers Media (i.e., a Diamond Films Production / Iris Indie International / Konwiser Brothers Presentation) for the distributor in the main titles (wherever they appear) and in the billing block of paid and excluded ads all in a size, placement, duration, etc. no less favorable than any other presentation or production logo credit therein (excluding any distributor logo) and Financier will be entitled to designate up to two (2) "Executive Producer" credits which will appear on screen in the main titles immediately adjacent to other "Executive Producer" credits on a shared card shared only with each other, and such credit will appear in the same position in the billing block of all paid ads and all excluded ads wherever any other "Executive Producer" credits appear and shall be tied in all other aspects with all other "Executive Producer" credits. Diamond will also be entitled a bug logo credit in the billing block of all paid and excluded ads tied in all aspects with other bug logo credits. Diamond's bug logo credit will also appear at the end of the Picture in the end credits in the event any other production company bug logo credits appear therein. All other aspects of such credit shall be in Company's sole discretion. In addition, Financier's animated logo, presentation credit and bug logo shall appear in any and all TV spots, trailers, teasers, promotional materials wherever any other animated logo, presentation and/or bug logo credits appear.   Casual or inadvertent failure by a third party to accord such credit shall not be deemed a breach hereof. Company will use commercially reasonable efforts to bind all third parties in writing to the herein credit obligations. In addition, Company agrees to rectify any such failure, prospectively, to the extent commercially practicable, promptly upon receipt of written notice of the same.

6. Role in the Picture: Subject to Company's full receipt of the Investment in accordance with this Agreement and provided that Swen Temmel ("**Temmel**") executes a customary SAG-AFTRA agreement and rider thereto all of which shall be subject to good faith negotiations and that Temmel has the legal ability to render services on the Picture when and where required by Company, then Company hereby acknowledges and agrees that Company will guarantee that Temmel shall have an acting role in the Picture, in the role of "Willis" (the "**Role**"), and Company shall ensure by causing all third parties distributing and exploiting the Picture to agree in writing that the Role shall not be cut from the Picture (but individual lines or scenes in which the Role appears may be edited at the director and editor's discretion, provided that the Role may not be reduced by more than twenty percent (20%) of the amount of lines appearing in the current draft Screenplay, nor may the role be cut in its entirety, or materially altered from the current version of the Screenplay. For the avoidance of doubt, there shall be no nudity or simulated sex, or "doubling" for same, in connection with the Role). Temmel shall receive the amount of the applicable weekly freelance SAG/AFTRA scale plus 10% for Temmel's acting fee. Temmel will be credited on a separate card, in the main titles of the Picture (which may appear at the end of the Picture if all main titles appear at the end of the Picture), in not less than eighth position, and will be accorded credit in the same position as set forth on screen in the billing block of paid ads and will be tied with regards to size, placement, duration on screen with all other cast and will be tied with all other cast in excluded ads. All other terms of such credit shall be more fully set forth in the performer agreement. Casual or inadvertent failure by as third party to accord such credit shall not be deemed

a breach hereof. Company agrees to use reasonable commercial efforts to cure any such material failures after Company's receipt of such notice.

7.   Dailies: Upon reasonable request, Production Company shall make available to Financier "dailies" in on-line or digital format upon receipt by Company.

8.   Additional Financing: Company shall not agree to or procure any additional financing, loans or similar obligations (including without limitation any last in/first out deferments) that may adversely alter the Recoupment position or ownership percentage of Financier, or pledge the Picture or any of the assets of the Company as collateral, without Financier's prior written approval.   No changes made be made to the approved recoupment schedule without Financier's prior written approval in each instance. Company shall be responsible for and will pay for any and all overages and/or enhancements in connection with the Picture.

9.   Subsequent Productions. Company agrees that Financier shall have the right to participate in the financing of any derivative and subsequent production(s) of the Picture, such as sequels, prequels, remakes, series, made for streaming productions, etc. on a proportionate basis based on the portion of the Budget comprised of the Investment on terms no less favorable than those set forth herein.   Company shall promptly furnish written notice to Financier in the event of any such derivative or subsequent production of any kind. The specific terms of any such investment shall be subject to good faith negotiation between Financier and the applicable party(ies). If there is a series, or other form of production and there is no financing required by Financier, then Financier (i.e., both of Financier's executive producer designees) shall be irrevocably attached and locked to all such productions for life as a non-writing executive producer with "Executive Producer" credit on screen in the main titles and a fee and MAGR or other participation to be defined no less favorable than any other participant in the proceeds thereof all to be negotiated in good faith.

10.   No Assurance of Return of Investment or Profits: Financier has no assurance of receiving a return of the capital invested in the Picture pursuant to this Agreement, or any profit in excess of the Investment. Financier has been advised to seek independent legal counsel before making the Investment commitment and fully understands and can withstand, that there is an extremely high risk of loss associated with making the Investment. Financier acknowledge that no assurances, guaranties, representations or warranties have been given that, by entering into this Agreement that any recoupment and/or profits will be realized, and that Financier is not relying and has not relied on any statements, representations or warranties of any person or entity in making the decision to provide the Investment or to enter into this Agreement. Financier is sophisticated in investment and business matters and is knowingly, voluntarily and intelligently entering into this Agreement, especially with respect to the Investment.

11.   Production of the Picture without Completion Bond: Financier is aware and hereby acknowledges that the Picture will not be covered by a completion bond and there is no guarantee of completion of the Picture. There are substantial risks associated with film production, including death or disability of key personnel, other factors causing delay, destruction, or malfunction of sets or equipment, the inability of production personnel to comply with budgetary or scheduling requirements and physical destruction or damage to the film itself. Significant difficulties such as these may materially increase the cost of production or may cause the entire project to be

abandoned.

12.   Representations and Warranties**:** Without in any manner waiving, limiting or derogating from any of the Parties' representations and warranties in any provision of the Agreement:

a.   Each Party hereby represents and warrants to the other that: (i) there are no actions, suits or claims pending or threatened against it which could have a material adverse effect on its business, financial condition or future prospects; (ii) it is duly formed and in good standing and has the right, power and authority to enter into this Agreement and to fully perform all its obligations hereunder, and that the execution and delivery of this Agreement has been duly authorized by all requisite corporate action (if applicable), constituting a legally binding obligation enforceable in accordance with its terms; and (iii) it is not subject to any conflicting obligation or known disability which will or might prevent or interfere with the execution and full performance of this Agreement.

b. Company warrants that: (a) Prior to the commencement of principal photography, Company has, or will have, all of the rights in and to all material contained in the Picture including without limitation literary, life story and any personal rights, musical and dramatic material contained in the Picture, etc. and Company has entered into all agreements and contracts with actors, directors, producers, writers and others rendering services or supplying materials in connection with the development, production and exploitation of the Picture and all customary rights therein, including without limitation all ancillary, allied, and derivative rights in order for the Picture to be distributed and exploited in any and all media whether now known or hereafter devised throughout the universe in perpetuity, subject to customary industry parameters; (b) neither the Picture nor any part thereof, nor the exercise by any authorized party of any right granted to Financier hereunder will violate or infringe the copyright, or, to the best of Company's knowledge, any literary, dramatic, personal, private, or civil or property rights, or rights of privacy, or any other rights of any third party; and, (c) to the best of Company's knowledge, there are no liens, claims or encumbrances (other than customary union/guild liens or liens for lenders) which might conflict with or otherwise affect any of the provisions of this Agreement or Company's promotion or exploitation of the Picture in any and all media whether now known or hereafter devised throughout the world and in perpetuity. Company further represents and warrants that: (i) it has the right, power and authority to enter into this Agreement and to fully perform all its obligations hereunder, and that the execution and delivery of this Agreement has been duly authorized by all requisite corporate action (if applicable), constituting a legally binding obligation enforceable in accordance with its terms; (ii) it is not subject to any conflicting obligation or disability which will or might prevent or interfere with the execution and full performance of this Agreement; and (iii) it shall use the Investment solely in relation to the production of the Picture. Company further represents and warrants that Company will be responsible and will pay for any and all overages in connection with the development and production of the Picture and that there will not be any enhancements (i.e., additions beyond what is in the approved Budget and Screenplay [to the extent that changes impact Financier's role]) without Financier's prior written approval in each instance. Company further represents and warrants that the Budget includes all costs and expenses in connection with delivery of the Picture to the distributor(s).

13.   Indemnity: Company shall indemnify, and hold harmless Financier, its related and affiliated entities, and its and their respective employees, members and managers, officers, directors, agents, assigns and licensees, from and against any and all third party claims, liabilities, obligations, costs, damages and expenses (including, without limitation, reasonable outside attorneys' fees and court costs) that arise out of, are in connection with, or in any way relate to: (i) a breach or alleged breach of any representation, warranty, agreement and/or covenant made by Company under this Agreement; (ii) and/or any claim or cause of action arising in connection with the development, production, distribution and other exploitation of the Picture, all elements thereof and all allied and ancillary rights thereto.

14.   Governing Law/Jurisdiction: This Agreement shall be governed by and construed in accordance with the laws of the state of California applicable to contracts entered into and to be fully performed therein. Any dispute arising hereunder shall be resolved solely through binding arbitration under and pursuant to the commercial arbitration rules of the JAMS Comprehensive Arbitration Rules and Procedures ("**JAMS Rules**") as said rules may be amended from time to time with full rights of discovery as permitted in accordance with California law. Such rules and procedures are incorporated and made part of this Agreement by reference. It is agreed that the arbitration shall be before a single arbitrator familiar with entertainment law. The arbitrator may, in his/her sole discretion, award the prevailing party in such arbitration the right to recover its reasonable outside attorneys' fees and costs incurred in connection with such arbitration. Any award shall be final, binding, and non-appealable. The Parties agree to accept service of process in accordance with JAMS Rules. The arbitration will be confidential and conducted in private, and will not be open to the public or media. No matter relating to the arbitration (including but not limited to, the testimony, evidence or result) may be made public in any manner or form, reported to any news agency or publisher, and/or disclosed to any third party not involved in the arbitration. Any dispute or portion thereof, or any claim for a particular form of relief (not otherwise precluded by any other provision of the agreement), that may not be arbitrated pursuant to applicable state or federal law may be heard only in a court of competent jurisdiction in Los Angeles County. The Parties hereby consent to personal jurisdiction in said courts. The Parties waive the right to seek punitive damages for any claim arising out of or relating to this Agreement to the extent permitted by law. The provisions contained in this Paragraph shall survive the termination and/or expiration of this Agreement.

15.   Assignment: This Agreement may not be assigned by Company unless to a major or so called mini-major studio, network, or distributor, approved by Financier, such approval not to be unreasonably withheld, delayed or frustrated that assumes all of Company's obligations in writing, and shall only be assigned by Financier to any affiliate thereof, unless otherwise agreed by Company. This Agreement shall be binding upon and inure to the benefit of any successors and assigns.

16.   No Waiver: No failure or delay by Parties in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any

other right, power or privilege hereunder. No waiver of any of the provisions of this Agreement shall be valid unless in writing and signed by the Party whose rights or interests are being waived.

17.   Severability: Nothing contained in this Agreement shall be construed to require the commission of any act contrary to law, statute, ordinance, order, or regulation, or provision of any applicable guild agreement, and wherever there is any conflict between any provision of this Agreement and any of the foregoing, contrary to which the Parties hereto have no legal right to contract, such law, statute, ordinance, order, regulation or guild agreement provision shall prevail; provided, however, in such event: (a) The provision of this Agreement so affected shall be limited only to the extent necessary to permit compliance with the minimum legal requirement; (b) no other provisions of this Agreement shall be affected thereby; and (c) all such other provisions shall continue in full force and effect. The Parties shall negotiate in good faith to replace any invalid, illegal or unenforceable provision with a valid provision, the effect of which comes as close as possible to that of such invalid, illegal or unenforceable provision.

18.   Premieres: Financier shall be provided with a minimum of two (2) invitations to any and all celebrity and/or festival premieres of the Picture. Company will provide Financier with one (1) copy of the Picture on Blu-ray DVD and with one (1) one sheet and with one (1) soundtrack album if and when such shall be commercially available.

19.   Press Releases: Financier will have the right to mutually approve with Company with respect to the initial press release in connection with the Picture, Company to have the final say in the event of any disagreement.

20.   Force Majeure: Notwithstanding anything in this Agreement or otherwise to the contrary, the obligations of the Parties may be suspended to the extent that such Party is materially hindered or materially prevented from complying with this Agreement in any way because of matters outside of the performing Party's reasonable control including, without limitation, labor disturbances, acts of God, acts of terrorism, accidents, governmental regulations or interference, or other similar cause beyond the reasonable control of such Party.

21.   Publicity: Financier shall not individually or through any publicity representative or otherwise, circulate, publish or otherwise disseminate any news story or article, book or other publicity containing the subject matter of this Agreement and/or the Picture unless first approved in writing by Company such approval not to be unreasonably delayed, withheld or frustrated. The foregoing shall not be deemed to prohibit Financier from issuing personal publicity concerning Financier incidentally mentioning the Picture, provided that no publicity issued by Financier, whether personal publicity or otherwise, shall contain derogatory mentions of Company, its employees, parent companies and/or affiliates, the Picture or others in connection with the Picture.

22.   Notices: Except as may otherwise be provided in this Agreement, any notices required by or submitted in connection with the terms and conditions of this Agreement shall be in writing and shall be delivered to the party to whom intended by personal delivery, telecopier, nationally recognized courier or by certified or registered mail, postage prepaid, or email and shall be deemed effective when personally delivered or upon the first to occur of actual receipt, confirmation of facsimile transmission, or (3)

three business days after deposit with a courier or five (5) days after mailing to the address set forth in the Agreement to the following addresses:

Financier:
Diamond Film Productions
c/o REDER & FEIG LLP
10474 Santa Monica Blvd., Suite 401
Los Angeles, CA 90025
Attn: Glenn D. Feig
Email: gdfeig@rfllp.com

Company:

Good Works Films LLC
4547 Morro Drive
Woodland Hills, CA
Email: kip@konwiserbros.com
Attn: Kip Konwiser

With a Copy To:

Tal Vigderson, Attorney at Law
1961 Myra Avenue
Los Angeles, CA 90027
talvigderson@gmail.com

23.   Headings: The headings are for convenience only, and they shall in no way define, limit, or describe the scope of the provisions or be considered in the interpretation, construction, or enforcement.

24.   Conflict: If there shall be a conflict or inconsistency between a term in any investment or other agreement and a term in this Agreement, the terms in this Agreement shall govern regardless of any statements in such other agreements to the contrary.

25.   Counterparts; Electronic Signature: This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement may be executed by facsimile or email, and each such facsimile and/or electronic signature shall be deemed to be an original for all purposes.

26.   Entire Agreement: It is expressly understood, agreed and covenanted that the parties do not by this Agreement intend to form an employment relationship or a partnership or joint venture between them, and in no event shall this Agreement be construed to constitute such an employment relationship, partnership or joint venture. This Agreement is not for the benefit of any third party and shall not be deemed to give any right or remedy to any third party, whether referred to herein or not.   This document, together with all attachments and exhibits attached thereto, states the complete, final, and exclusive agreement of the Parties concerning its subject and supersedes all earlier oral or written agreements, representations, promises, negotiations, and other

communications between the Parties. This Agreement may not be modified, supplemented or amended except by a written instrument executed by both parties.

27.   Further Documents: Company and Financier each agree to perform such further acts and execute such further documents as may be appropriate or necessary to carry out the intent hereof.

28.   No Injunctive Relief. No party to this Agreement will be entitled to restrain, enjoin, or otherwise impair the development, production, distribution, marketing or other exploitation of the Picture or any rights in the Picture. It is expressly agreed that each party's sole remedy in the event of a breach of this Agreement shall be an action at law for damages.

        IN WITNESS WHEREOF, the parties hereby set their hands as of the date first above written, thereby constituting this the binding Agreement

GOOD WORKS FILM LLC



By: _____
Title

THE UNDERSIGNED HEREBY AGREES TO THIS AGREEMENT AS SET FORTH ABOVE:

Diamond Film Productions, LLC

_____
By: Swen Temmel
Its: Authorized Signatory

Exhibit A
Quiver Distribution Agreement Dated June 17, 2022 Including Amendments

Exhibit B

The Budget

Exhibit "C"

Commitment Letter

Exhibit "D"

Waterfall

The Collected Gross Receipts that are received in the Collection Account as well as the Collection Account Interest shall be allocated and paid out by the CAM at the times set out in the following manner and in the following order (to the extent said amounts have not already been (partly) paid from any other item(s) under this WATERFALL or from any other source, in which latter case the relevant Party shall as soon as reasonably possible notify this to CAM and with respect to Residuals, such Residuals have been paid through some other source as notified to the CAM in writing by the Guilds):

1. To CAM in payment of the CAM Fee and the CAM Expenses; thereafter

2. To create a Residuals Set-Aside for the payment of Residuals in accordance with, but not limited to, clause 4.3 of THE CAMA; thereafter

3. One Hundred Percent (100%) to Diamond until Diamond has received 120% of the amount of its actual, verifiable cash contribution which has been invested directly in connection with the Project and as notified to the CAM by the Producer; and thereafter

4. One Hundred Percent (100%) to Iris until Iris has received 120% of the amount of its actual, verifiable cash contribution which has been invested directly in connection with the Project and as notified to the CAM by the Producer and not previously recouped from any gross receipts received by Iris from the state of Montana in connection with the Montana Big Sky Film Program and/or any brand or production integration revenues; and thereafter

5. One Hundred Percent (100%) to pay any deferments in connection with the Project as notified to the CAM by the Producer up to US$225,000; and thereafter

6. One Hundred Percent (100%) to Producer for any actual, direct, customary, third party out of pocket costs and expenses incurred and advanced by Producer in connection with completing and dlievery the Project including, without limitation, any legal, administrative, music, post-productions and/or costs associated with auditing, administering and collecting monies paid and/or owing in connection with the Picture until fully paid as notified to the CAM by Producer (but not including any overhead or Producer expenses not related to the Project); and thereafter

7. The remainder shall be considered net profits ("Net Profit") which shall be allocated and paid on a pro-rata, pari passu basis as follows:

    a. 35% of Net Profits shall be deemed the "Financier's Share" and shall be allocated and paid to Quiver;

b. 65% of the Net Profits shall be deemed the "Producer's Share" and shall be allocated and paid on a pro-rata, pari passu basis as follows:

    i. 15% of 100% of the Net Profits shall be paid to Diamond

    ii. [The remainder of Producer's share (50%) to cast and crew TBD.}